Exhibit 3.4

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION OF

DIGITAL ANGEL CORPORATION

Digital Angel Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware, (the “Corporation”) does hereby certify as follows:

FIRST: The name of this corporation is Digital Angel Corporation.

SECOND: The date of filing of its original certificate of incorporation with the Secretary of State of the State of Delaware was March 7, 2007 (as Applied Digital Solutions, Inc.) and which has been amended from time to time (as amended to date, the “Certificate of Incorporation”).

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, adopted resolutions to amend the Certificate of Incorporation as follows:

A.	Article One of the Certificate of Incorporation is hereby deleted and replaced with the following:

“The name of the corporation is VeriTeQ Corporation (the “Corporation”).”

B.	Article Three of the Certificate of Incorporation is hereby amended to provide that:

Effective at [ ].m. on [ ], 2013 (the “Effective Time”), every 30 shares of Common Stock issued and outstanding immediately prior to the Effective Time (“Old Common Stock”) shall automatically be combined, without any action on the part of the holder thereof, into one (1) validly issued, fully paid and non-assessable share of Common Stock (“New Common Stock”), subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. No stockholder of the Corporation shall transfer any fractional shares of Common Stock. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of Common Stock. A holder of Old Common Stock who otherwise would be entitled to receive fractional shares of New Common Stock because they hold a number of shares of Old Common Stock not evenly divisible by the Reverse Stock Split ratio will be entitled to receive a cash payment equal to the product obtained by multiplying (a) the number of shares of Old Common Stock held by such holder that would otherwise have been exchanged for such fractional share interest, by (b) the volume weighted average price of the Old Common Stock as reported on The OTC Market, or other principal market of the Old Common Stock, as applicable, on the date of the Effective Time of the Reverse Stock Split. Each certificate that immediately prior to the Effective Time represented shares of Old Common Stock (“Old Certificates”), shall thereafter represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by the Old Certificate shall have been combined. Except as set forth above in this paragraph, Article Three of the Certificate of Incorporation remains in full force and effect.

FOURTH: That, the stockholders of the Corporation, in accordance with Section 228 of the General Corporation Law of the State of Delaware, by written consent of the holders of the number of shares of voting stock required to approve the action at a meeting, approved the amendments.

FIFTH: This Certificate of Amendment has been duly adopted in accordance with Section 242 of the Delaware General Corporation Law.

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IN WITNESS WHEREOF, Digital Angel Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer on August ___, 2013.

DIGITAL ANGEL CORPORATION

By:
Name: Scott R. Silverman
Title: Chief Executive Officer